上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2007 OCT 18 P 2:30
[illegible] CORPORATE FINANCE

Our Ref: SIHL/ADR/07

16th October 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07027374

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two announcements both dated 15th October 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Marina Wong
Company Secretary

Encls.

jw 10/19

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

M:\Kylie\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

香港告士打道39號夏愨大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

South China Morning Post
Publication Date : 16th October 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTIFICATION

DISCLOSEABLE TRANSACTION

ACQUISITION OF AN ADDITIONAL SHAREHOLDING INTEREST IN BRIGHT DAIRY & FOOD CO., LTD.

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 15th November 2007. Copies will be provided upon request at no charge.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 15th October 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

DISCLOSEABLE TRANSACTION

ACQUISITION OF AN ADDITIONAL SHAREHOLDING INTEREST IN BRIGHT DAIRY & FOOD CO., LTD.

The Board is pleased to announce that SIFP, a wholly-owned subsidiary of the Company, on 15th October 2007 entered into the Agreement with the Vendor, pursuant to which SIFP has conditionally agreed to acquire and the Vendor has conditionally agreed to sell the Sale Shares for a total cash consideration of RMB477,425,383 (equivalent to approximately HK$497,318,000).

Bright Dairy is engaged in the manufacture, distribution and sale of dairy and related products. Bright Dairy is currently owned by SIFP as to approximately 25.171% of its total issued share capital. After the Completion, Bright Dairy will be owned by SIFP as to approximately 35.176% of its total issued share capital.

As the revenue ratio of the Acquisition exceeds 5% but is less than 25%, the Acquisition constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular containing further particulars of the Acquisition will be dispatched to the shareholders of the Company as soon as practicable in accordance with the requirements of the Listing Rules.

The Agreement

Date: 15th October, 2007

Parties: Purchaser: SIFP
Vendor: Danone Asia Pte. Ltd

Assets to be acquired

The Sale Shares, representing approximately 10.005% of the total issued share capital of Bright Dairy. Under the Agreement, subject to Completion, SIFP shall be entitled to the dividends declared or distributions in respect of the Sale Shares for the year ended 31st December 2006 and beyond.

As the 2006 Dividend (totaling RMB10,424,135 (equivalent to approximately HK$10,858,000)) had already been distributed to the Vendor in mid-2007, such distributed amount shall be deducted

from the consideration payable by SIFP to the Vendor.

Pursuant to the share reform plan of Bright Dairy which took place in 2006, SIFP has undertaken that the shares held by it in the capital of Bright Dairy shall be subject to the following trading restrictions during a period of 48 months from 10th October 2006 ("Conversion Date"), being the date all non-freely transferable shares of Bright Dairy were converted into freely transferable A shares pursuant to its share reform plan:

(1) within the first 12 months from the Conversion Date, the shares held in Bright Dairy may not be transferred;

(2) the shares held in Bright Dairy may not be traded on the Shanghai Stock Exchange within 24 months from the Conversion Date;

(3) upon expiration of the said 24-month restriction period in sub-paragraph 2 above, the shares held in Bright Dairy which amount to not more than 5% of the total issued share capital of Bright Dairy may be traded on the Shanghai Stock Exchange in the next 12 months; and the shares held in Bright Dairy which amount to not more than 10% of the total issued share capital of Bright Dairy may be traded on the Shanghai Stock Exchange in the next 24 months.

In addition, in accordance with requirements under the Administrative Measures for Takeovers of Publicly Listed Companies (上市公司收購管理辦法) promulgated by the China Securities Regulatory Committee (中國證券監督管理委員會), SIFP shall undertake that it shall not transfer the shares which it holds in Bright Dairy within 12 months after completion of the Acquisition.

Consideration

The total consideration for the sale and purchase of the Sale Shares is RMB477,425,383 (equivalent to approximately HK$497,318,000), which shall be satisfied by SIFP in USD in cash (after deducting the 2006 Dividend) after the execution of the Agreement and in any event not later than 22nd October 2007(or such later date as may be requested by the Vendor).

From the date of payment of the consideration of the Acquisition by SIFP:-

(i) the Vendor shall delegate in writing the exercise of all voting rights of the Sale Shares to SIFP until the date of registration of SIFP as the lawful registered owner of the Sale Shares (or the termination of the Agreement or as requested by the Vendor in the event of a material breach of the Agreement by SIFP if earlier); and

(ii) the Vendor shall procure that the director on the board of Bright Dairy nominated by itself shall grant a proxy in writing to one of the directors nominated by SIFP to exercise voting rights on behalf of the director nominated by the Vendor, until such director ceases to be a director of Bright Dairy (or the termination of the Agreement or as requested by the Vendor in the event of a material breach of the Agreement by SIFP if earlier).

The Acquisition shall be financed by the internal resources of the Group.

The consideration for the Sale Shares has been arrived at after arm's length negotiation between SIFP and the Vendor with reference to:

(1) the 2006 Dividend, which had already been distributed to the Vendor;

(2) the prevailing market prices of shares in Bright Dairy as quoted on the Shanghai Stock Exchange; and

(3) the price paid by the Vendor to, inter alia, SIFP, in its acquisition of shareholding interest in Bright Dairy when Bright Dairy underwent its share reform in 2006.

The total consideration is equivalent to RMB4.58 per Sale Share and represents:

(1) a discount of 69.53% on the closing price per share of Bright Dairy as quoted on the Shanghai Stock Exchange on 12th October 2007, the trading day prior to the date of this announcement;

(2) a discount of 67.19% on the average closing price per share of Bright Dairy as quoted on the Shanghai Stock Exchange on the 30 trading days prior to the date of this announcement;

(3) a premium of approximately 220% over the audited net asset value per share of Bright Dairy as at 31st December 2006; and

(4) a premium of approximately 12.8% over the consideration per share of RMB4.06 for the transfer of 44,099,410 non-tradable shares of Bright Dairy from SIFP to the Vendor under the share reform plan of Bright Dairy in 2006.

Completion

Completion of the Agreement is conditional upon production of the following:

1. evidence that Bright Dairy and Compagnie Gervais Danone (a fellow subsidiary of the Vendor) have entered into a termination agreement (the "**Termination Agreement**") to terminate an agreement for Compagnie Gervais Danone to license trademark and technology to Bright Dairy dated 17th September 2001 and amended on 17th August 2006, and evidence that the Termination Agreement has been approved by the board of directors and the shareholders of Bright Dairy or has otherwise come into effect;

2. written approval, waiver and/or letter of no-objection from the Ministry of Commerce (中國商務部), the China Securities Regulatory Committee (中國證券監督管理委員會) and other relevant authorities (where applicable) in respect of the transfer of the Sale Shares under the Agreement; and

3. written resolution of the board of directors of Bright Dairy approving the transfer of the Sale Shares from the Vendor to SIFP.

SIFP and the Vendor shall use their reasonable efforts to satisfy the conditions above not later than 31st December 2007 (or such offer date as SIFP and the Vendor may agree). If the Acquisition

cannot be completed by 30th June 2008 due to reasons other than the breach by either SIFP or the Vendor, SIFP and the Vendor shall agree in good faith on subsequent actions to be taken. SIFP and the Vendor may agree in writing on the waiver of the above conditions.

Agreement with Shanghai Dairy in relation to exercise of voting rights in Bright Dairy

On the same date as the date of the Agreement, Shanghai Dairy also entered into an agreement with the Vendor to acquire shares representing an approximately 10.005% shareholding in Bright Dairy at the same consideration as that for the Acquisition. Hence, after the respective completion of the two said acquisitions (each for half of the shares in Bright Dairy held by the Vendor), the Vendor shall cease to be a shareholder of Bright Dairy.

Shanghai Dairy and SIFP had entered into an agreement on 12th October 2007 to confirm that they will form an alliance in respect of the exercise of voting rights in Bright Dairy. Under such agreement, Shanghai Dairy and SIFP have agreement that:

(i) any resolution to be proposed to Bright Dairy by either of them shall be coordinated and agreed with the other party in advance;

(ii) at least 10 days before a shareholders' general meeting of Bright Dairy, both parties shall coordinate and achieve consensus in respect of the matters and resolutions to be proposed at the meeting, and shall voting in accordance with the consensus; and

(iii) either party shall, apart from its own representatives, only appoint the other party as its agent to attend and vote at shareholders' general meetings of Bright Dairy.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Shanghai Dairy and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

Reasons for the Acquisition

Currently, the Company is holding a shareholding interest of approximately 25.171% in Bright Dairy and is one of the two largest shareholders with the same percentage shareholding in Bright Dairy. The Company is of the view that prior to the shares it held in Bright Dairy becoming fully tradable, maintaining the status quo through the acquisition of an additional shareholding interest in Bright Dairy can allow the Group to have more flexibilities to consider future strategic move. In addition, the consideration is at a relatively large discount to the current market price of the shares in Bright Dairy.

The Directors consider that the terms of the Acquisition are fair and reasonable and in the interest of the Company and its shareholders as a whole.

Information on Bright Dairy

Bright Dairy is engaged in the manufacture, distribution and sale of dairy and related products. Bright Dairy is currently owned by SIFP as to approximately 25.171% of its total issued share capital. After the Completion, Bright Dairy will be owned by SIFP as to approximately 35.176% of

its total issued share capital. Bright Dairy is currently equity accounted for as an associate in the audited consolidated financial statements of the Group, and will continue to be so equity accounted for after the Completion.

The consolidated profit before taxation and minority interests and the consolidated profit after taxation and minority interests of Bright Dairy for the two years ended 31st December 2006, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:–

	Audited **Year ended** **31st December 2005** *RMB'000*	**Audited** **Year ended** **31st December 2006** *RMB'000*
Consolidated profit before taxation and minority interests	236,670	223,311
Consolidated profit after taxation and minority interests	211,124	152,840

The audited net asset value and the audited total asset value of Bright Dairy as at 31st December 2006 amounted to approximately RMB2,172,495,000 (equivalent to approximately HK$2,263,016,000) and approximately RMB3,876,974,000 (equivalent to approximately HK$4,038,515,000) respectively.

General

The Group is principally engaged in the businesses of real estate investment, infrastructure facilities, medicine and consumer products. SIFP is an investment holding company.

The Vendor is principally engaged in investment management.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Vendor and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

As the revenue ratio of the Acquisition exceeds 5% but is less than 25%, the Acquisition constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular containing further particulars of the Acquisition will be dispatched to the shareholders of the Company as soon as practicable in accordance with the requirements of the Listing Rules.

Definitions

2006 Dividend	the final dividend of RMB0.10 per share of Bright Dairy for the year ended 31st December 2006 in respect of the Sale Shares, totaling RMB10,424,135 (equivalent to approximately HK$10,858,000)

Acquisition	the acquisition of the Sale Shares pursuant to the Agreement
Agreement	a sale and purchase agreement in respect of the Sale Shares dated 15th October 2007 entered into between SIFP and the Vendor
Board	the board of Directors
Bright Dairy	Bright Dairy & Food Co., Ltd. (光明乳業股份有限公司), a joint stock limited company established under the laws of the PRC owned as to approximately 25.171% by SIFP, and whose shares are listed and traded on the Shanghai Stock Exchange A shares market (stock code: 600597)
Company	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
Completion	completion of the Acquisition pursuant to the Agreement
Director(s)	director(s) of the Company
Group	the Company and its subsidiaries
HK$	Hong Kong dollars, the lawful currency of Hong Kong
Listing Rules	the Rules Governing the Listing of Securities on the Stock Exchange
PRC	The People's Republic of China
RMB	Renminbi, the lawful currency of the PRC
Sale Shares	104,241,350 shares of Bright Dairy, which represents approximately 10.005% of the total issued share capital of Bright Dairy
Shanghai Dairy	上海牛奶(集團)有限公司 (Shanghai Dairy (Group) Company Limited), a shareholder of Bright Dairy currently holding approximately 25.171% of the total issued share capital of Bright Dairy
SIFP	S.I. Food Products Holdings Limited (上實食品控股有限公司), a limited liability company established under the laws of the British Virgin Islands and wholly-owned by the Company
USD	United States Dollars, the lawful currency of the United States of America
Vendor	Danone Asia Pte Ltd., a company incorporated in the Republic of Singapore

For the purposes of this announcement, the exchange rate of HK$1 = RMB0.96 has been used where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 15th October 2007

As at the date of this announcement, the Board comprises:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

END